

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2011

Via E-mail
Kevin S. Wampler
Chief Financial Officer
Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, Virginia 23320

> **Re:** **Dollar Tree, Inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed March 17, 2011**
> **File No. 0-25464**

Dear Mr. Wampler:

We have reviewed your response dated June 13, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 29

Notes to Consolidated Financial Statements, page 35
Note 4 – Commitments and Contingencies, page 42
Contingencies, page 43

1. We reviewed your response to comment two in our letter dated May 27, 2011 and note that you have not accrued any amounts for any of the matters disclosed because they had not reached a stage of probable loss. Please note that ASC 450-20-50-3 still requires certain disclosures of a contingency if there is at least a reasonable possibility that a loss may have been incurred. In addition, we note your disclosure that you cannot give assurance that one or more of the lawsuits will not have a material adverse effect on your results of operations. As such, we believe that you should disclose an estimate of the reasonably possible loss or range of loss for such contingencies or state that such an estimate cannot be made. Please advise. In addition, it is unclear whether the phrase "material adverse" represents a higher

threshold than the term "material." Please revise this language in future filings to ensure that your disclosures provide information in the context of that which is material to your financial statements, rather than any variation thereof.

You may contact Ta Tanisha Meadows, Staff Accountant at, (202) 551-3322 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief